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                                                               Exhibit (a)(5)(D)

                      Termination and Settlement Agreement

         TERMINATION AND SETTLEMENT AGREEMENT, dated as of December 15, 2002 (this "Agreement"), by and among Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis"), Geneva Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Genesis ("Sub"), and Omnicare, Inc., a Delaware corporation ("Omnicare").

         WHEREAS, Genesis, Sub and NCS HealthCare, Inc., a Delaware corporation (the "NCS") have previously entered into that certain Agreement and Plan of Merger, dated as of July 28, 2002 (the "Genesis Merger Agreement"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Genesis Merger Agreement;

         WHEREAS, the Delaware Court of Chancery has entered an order preliminarily enjoining the consummation of the Merger pending further proceedings;

         WHEREAS, Omnicare has made an irrevocable offer to acquire NCS at a purchase price of $5.50 per share of NCS Common Stock, which transaction cannot occur so long as the Genesis Merger Agreement and related Voting Agreements are in effect;

         WHEREAS, NCS has previously requested, and Omnicare does now request, that Genesis and Sub consent to the termination of the Genesis Merger Agreement (which will result in the termination of the related Voting Agreements, as well), and, as a result, not seek to enforce their rights under the Genesis Merger Agreement or to pursue court proceedings through to final resolution, so that NCS will be free to accept and enter into Omnicare's offer;

         WHEREAS, Genesis and Sub have incurred direct and indirect expenses in connection with the Genesis Merger Agreement and related transactions far in excess of the Termination Fee provided for in the Genesis Merger Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. Genesis hereby agrees to terminate the Genesis Merger Agreement pursuant to Section 7.1(g)(iii) thereof on Monday, December 16, 2002 by sending notice thereof to NCS on such day (or, if necessary, pursuant to such other termination rights as may be available thereafter), and Omnicare hereby agrees to pay to Genesis, prior to the Omnicare Closing (as defined below), an amount in cash equal to $22,000,000 (the "Termination Payment"), less the amount of any Termination Fee (as defined in the Genesis Merger Agreement) actually paid by or on behalf of NCS to Genesis.

         2. The term "Omnicare Closing" means the consummation of any transaction involving Omnicare or any of its affiliates, on the one hand, and NCS or any of its securities or securityholders on the other, which transaction is of any of the types specified in the definition of "Acquistion Proposal", as such term is used in the Genesis Merger Agreement.

         3. The following provisions shall become effective and binding if and when, and only if and when, Genesis receives the Termination Payment as provided in paragraph 1 hereof:

             (a) Genesis and Sub do hereby, on behalf of themselves, their Affiliated Parties (as defined below), successors and assigns, release, remise, acquit, and





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forever discharge Omnicare and any of its Affiliated Parties of and from all, and all manner of, past, present, and future claims, complaints, actions, causes of action, promises, covenants, duties, damages (whether compensatory, consequential, punitive, or exemplary), and any and all suits of law, or in equity, and any liabilities of any kind of nature whatsoever arising from the Genesis Merger Agreement including but not limited to any claim for specific performance of the Genesis Merger Agreement and any claim for damages for breach of the Genesis Merger Agreement.

             (b) Omnicare does hereby, on behalf of itself and its Affiliated Parties, successors and assigns, release, remise, acquit, and forever discharge Genesis and Sub and their respective Affiliated Parties of and from all, and all manner of, past, present, and future claims, complaints, actions, causes of action, promises, covenants, duties, damages (whether compensatory, consequential, punitive, or exemplary), and any and all suits of law, or in equity, and any liabilities of any kind of nature whatsoever arising from the Genesis Merger Agreement including but not limited to any claim for specific performance of the Genesis Merger Agreement and any claim for damages for breach of the Genesis Merger Agreement.

             (c) Neither Omnicare, Genesis nor Sub shall, directly or indirectly, in its own name or through another, commence any action, litigation, suit, arbitration or other proceeding, or assert any claim or demand, against any one or more of the other parties or their respective affiliates, directors, officers, employees, representatives, attorneys and agents ("Affiliated Parties") and successors and assigns in any manner arising out of or in connection with any subject matter for which the release and discharge set forth in this paragraph 3 hereof is given; provided that nothing contained in paragraph 3 hereof shall release any person from any claim or liability under this Agreement.

         4. Omnicare agrees not to seek to, or to take any action to (or that could reasonably be expected to) cause or encourage NCS or any of its Affiliated Parties or stockholders to seek to challenge any provision of this Agreement. Genesis agrees that it shall not seek to impede or challenge any agreement entered into between NCS and Omnicare with respect to any Acquisition Proposal.

         5. The Termination Payment shall be made by wire transfer of immediately available funds to an account to be specified in writing by Genesis.

         6. This Termination Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         7. This Agreement may be executed in counterparts, which together shall constitute one and the same termination agreement.





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         IN WITNESS WHEREOF, Genesis, Sub and Omnicare have signed this
Agreement as of the date first written above.

                                         GENESIS HEALTH VENTURES, INC.

                                         By:  /s/ Robert H. Fish
                                              ----------------------
                                              Name: Robert H. Fish
                                              Title: Chief Executive Officer


                                         GENEVA SUB, INC.

                                         By:  /s/ Robert H. Fish
                                              ----------------------
                                              Name: Robert H. Fish
                                              Title: Chief Executive Officer


                                         OMNICARE, INC.

                                         By:  /s/ Joel F. Gemunder
                                              ----------------------
                                              Name:  Joel F. Gemunder
                                              Title: President and Chief
                                                     Executive Officer




                    [Signature Page to Termination Agreement]